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JetBlue Airways Announces the Grand Opening of ShopTrue, a New Online
Earn Mall for TrueBlue Members Powered by Points.com

– Jetters can now earn TrueBlue points for everyday purchases with more than 800 participating retailers at www.jetblue.com/trueblue –

-- Members now have even more options to earn valuable points towards faster reward travel --

NEW YORK (July 15, 2010) – JetBlue Airways (Nasdaq: JBLU) is making it easier than ever for members of TrueBlue, its customer loyalty program, to earn points towards reward travel with the grand opening of ShopTrue, the airline’s new online earn mall. Powered by Points International Ltd. (TSX: PTS; OTCBB: PTSEF), owner and operator of the world’s leading loyalty program management website, www.points.com, jetters can now accrue points for everyday purchases with more than 800 participating retailers including K-Mart, Nordstrom, eBay, the Apple Store and Dell.

“ShopTrue gives our members even more options and flexibility when it comes to earning TrueBlue award points towards their travel goals,” said Dave Canty, director of loyalty and partnerships at JetBlue. “With more than 800 retail partners to choose from, our customers can now earn valuable points on everyday purchases from electronics to clothes with the click of a button. This unique opportunity is taking our partnership with Points.com to the next level as we continue to simplify and enhance the value program for our customers.”

ShopTrue is an expansion of an existing partnership with Points.com and JetBlue that launched in 2008 with the Buy TrueBlue Points service, enabling members to purchase points for themselves or give points to other members via Points.com’s industry-leading miles and points purchase platform. Points.com is TrueBlue’s third new partner since its redesign in November of 2009, joining Hilton Worldwide, Hertz, Energy Plus and American Express. More information on JetBlue’s TrueBlue partners and promotions can be found here.

“ShopTrue creates new opportunities for the millions of members of TrueBlue to get even more points so they can earn flights quicker,” said Points CEO Rob MacLean. “We look forward to continuing to build on our partnership with JetBlue and its TrueBlue program, which is quickly becoming one of the most respected customer loyalty programs in the airline industry.”

JetBlue’s TrueBlue customer loyalty program is based on what customers’ want: every seat on every flight is available for travel (a) and there are no blackout dates, allowing customers to redeem rewards whenever they want to travel. This transparent program is rich and more rewarding for members, who can earn one-way awards flights starting at just 5,000 points.

TrueBlue points will not expire as long as a member travels on at least one paid JetBlue flight or makes a qualifying purchase with a JetBlue Card from American Express within 12 months of their last TrueBlue transaction (either a qualifying flight or JetBlue Card transaction). To enroll in TrueBlue or to learn more about the program, visit www.jetblue.com/trueblue.

About Points International Ltd.
Points International Ltd. is the owner and operator of Points.com, the world's leading reward program management web site. The site was named one of the 30 Best Travel Sites in 2008 and 28 Best Travel Sites in 2009 by Kiplinger’s. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include American Airlines AAdvantage® program, Aeroplan®, AsiaMiles™, British Airways Executive Club, Delta SkyMiles® and InterContinental Hotels Group's Priority Club® Rewards. Redemption partners include Amazon.com® and Starbucks. For more information, visit www.pointsinternational.com.

About JetBlue
Voted "Most Eco-Friendly Airline" by Zagat's Airline Survey in 2008 and 2009, New York-based JetBlue Airways has created a new airline category based on value, service and style. In 2010, the carrier also ranked "Highest in Customer Satisfaction Among Low-Cost Carriers in North America" by J.D. Power and Associates, a customer satisfaction recognition received for the sixth year in a row. Known for its award-winning service and free TV as much as its low fares, JetBlue is now pleased to offer customers Lots of Legroom and super-spacious Even More Legroom seats. JetBlue introduced complimentary in-flight e-mail and instant messaging services on aircraft "BetaBlue," a first among U.S. domestic airlines. JetBlue is also America's first and only airline to offer its own Customer Bill of Rights, with meaningful and specific compensation for customers inconvenienced by service disruptions within JetBlue's control. Visit www.jetblue.com/promise for details. JetBlue serves 61 cities with 650 daily flights. New service to Ronald Reagan Washington National Airport in Washington, DC and to Bradley International Airport in Hartford, CT begins in November. With JetBlue, all seats are assigned, all fares are one-way, and an overnight stay is never required. For information or reservations call 1-800-JET-BLUE (1-800-538-2583), TTY/TDD 1-800-336-5530 or visit www.jetblue.com.

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(a) No blackout dates apply to JetBlue-operated flights only. Blackout dates apply to code share and interline flights.